

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Shai Yarkoni, M.D., Ph.D.
Chief Executive Officer
Cellect Biotechnology Ltd.
23 Hata'as Street
Kfar Saba, Israel 44425

> **Re: Cellect Biotechnology Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed June 16, 2021**
> **File No. 333-257144**

Dear Dr. Yarkoni:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed July 16, 2021

Agenda Items, page 2

1. We note your response to prior comment 1, which we reissue. Please include additional disclosure upfront in this bulleted section and disclose the material terms of the Letter Agreement with Dr. Yarkoni. Provide in your revisions a brief description of the cash "Bonus" described in Section 1 to the Letter Agreement filed as Exhibit 2.5 and explain how the bonus would be calculated in the event consideration is received from EnCellX shareholders from the sale of their shares to a third party, as referenced in Section 1(ii) of the Letter Agreement. In addition, please include conformed signatures on Exhibit 2.5.

2.   We note your response to prior comment 2, which we reissue. Please include additional disclosure upfront in this bulleted section and disclose the material terms of the CVRs or include a clear cross-reference to the appropriate section in the registration statement.

    Please contact Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian S. Vargo, Esq.